FORM OF ELECTION WITHDRAWAL NOTICE

Exhibit (a)(1)(iv)(A)

Axion International Holdings, Inc.

ELECTION WITHDRAWAL NOTICE

From:

If by Surface Mail:

To:	Axion International Holdings, Inc.

4005 All American Way

Zanesville, Ohio 43701

Attention: Donald Fallon

If by Email:

To:    dfallon@axih.com

I previously received a copy of the Amended and Restated Offer to Exchange and related documents (the “Offering Materials”) filed with the U.S. Securities and Exchange Commission in connection with Schedule TO/A on May 28, 2014, and I completed and returned a Letter of Transmittal in which I elected to tender all or some of my Warrants as described therein.

I now wish to withdraw that election in its entirety.

I understand that after signing this Election Withdrawal Notice and delivering it to the Company in accordance with the terms set forth in the Offering Materials, none of my Warrants will be exchanged for shares of common stock in the Offer, and instead my Warrants will continue to remain outstanding in accordance with their terms. I further understand that this Election Withdrawal Notice will be effective only upon its receipt by the Company in the manner described in the Offering Materials, including that such receipt must occur before the expiration of the Offer (11:59 p.m., Eastern Time, on June 16, 2014, or if we extend the Offer period, such later time that the Company will specify).

I further understand that if I decide to participate in the Offer and tender some or all or my Warrants after I deliver this Election Withdrawal Notice, I must deliver a new Letter of Transmittal to the Company in accordance with the procedures described in the Offering Materials.

I hereby withdraw my election to participate in the Offer.

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Date:

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